

Boenning & Scattergood
One-on-One Meetings
Boston, MA
June 11, 2015

Forward-Looking Statements

Forward-looking statements in this report relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this report should be read in conjunction with WesBanco's 2014 Annual Report on Form 10-K and documents subsequently filed by WesBanco with the Securities and Exchange Commission ("SEC"), including WesBanco's Form 10-Q for the quarter ended March 31, 2015, respectively, which are available at the SEC's website, www.sec.gov or at WesBanco's website, www.wesbanco.com.

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's most recent Annual Report on Form 10-K filed with the SEC under "Risk Factors" in Part I, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements. WesBanco does not assume any duty to update forward-looking statements.

WesBanco* at a Glance

❖ **Mid-Atlantic Bank Headquartered in Wheeling, West Virginia**

❖ **Assets: $8.2 billion**

❖ **Founded in 1870**

❖ **34 banks/24 companies acquired in 26 years**

❖ **Geographic Loan Distribution: West Virginia (40%), Ohio (34%) and Western Pennsylvania (26%)**

❖ **142 Financial Centers and 130 ATMs**

❖ **Wealth management, securities brokerage, insurance and proprietary family of mutual funds**

*Traded as WSBC on NASDAQ Global Stock Market.

WesBanco
By all accounts, better.

Experienced Management Team

Executive	Position	Years in Banking	Years w/ WSBC
James Gardill	Chairman of the Board	43*	43
Todd Clossin	President & CEO	31	2
Robert Young	EVP & CFO	29	14
Peter Jaworski	EVP & Chief Credit Officer	31	20
Jonathan Dargusch	EVP – Trust & Investments	34	5
Jay Zatta	EVP – Chief Lending Officer	29	7
Lynn Asensio	EVP – Retail Administration	37	10
Michael Perkins	EVP – Chief Risk and Admin.	20	20

- As legal counsel to WesBanco.

WesBanco
By all accounts, better.

Recent Accomplishments

❖ Completed acquisition of ESB Financial Corporation (February 2015).

❖ Completed President/CEO Succession Plan (May 2014).

❖ Increased dividends to shareholders 8 times in last 4 ½ years representing a 64.3% increase.

❖ Earned five consecutive "Outstanding" CRA ratings.

❖ Outperformed the S&P 500 over the past 38 years.

❖ Achieved "5 Star" Bauer Financial Rating.

❖ Named to 2014 KBW Bank Honor Roll.

WesBanco
By all accounts, better.

QTD Performance Comparison

($ in thousands, except diluted earnings per share)	For the Quarter Ended March 2014	For the Quarter Ended March 2015	% Change
Core Operating Net Income*	$16,421	$20,213	23.1%
Diluted Core Operating Earnings Per Share*	$ 0.56	$ 0.59	5.4%
Provision for Credit Losses	$2,199	$1,289	(41.4%)
Core Operating Return on Average Tangible Assets*	1.16%	1.17%	0.1%
Core Operating Return on Average Tangible Equity*	15.40%	15.33%	(0.4%)
Net Interest Margin (FTE)	3.63%	3.59%	(1.1%)
Core Operating Efficiency Ratio, excludes restructuring and merger related expenses*	59.83%	57.50%	(3.9%)

*See non-GAAP measures for additional information relating to the calculation of this item.

WesBanco
By all accounts, better.

Five Year Earnings Trend

($ in thousands, except diluted earnings per share)	YTD December 2010	YTD December 2011	YTD December 2012	YTD December 2013	YTD December 2014
Net Income	$35,611	$43,809	$49,544	$63,925	$69,974
Diluted Earnings Per Share	$ 1.34	$ 1.65	$ 1.84	$ 2.18	$ 2.39
Provision for Credit Losses	$44,578	$35,311	$19,874	$ 9,086	$ 6,405
Return on Average Assets	0.66%	0.81%	0.88%	1.05%	1.12%
Return on Average Tangible Equity*	11.56%	13.18%	13.57%	15.79%	15.39%
Net Interest Margin (FTE)	3.60%	3.66%	3.53%	3.58%	3.61%
Efficiency Ratio, excludes restructuring and merger related expenses*	60.81%	59.50%	60.98%	60.99%	59.59%

*See non-GAAP measures for additional information relating to the calculation of this item.

WesBanco
By all accounts, better.

Performance Comparison vs. Peer Group
Core Operating ROAA & ROATCE



Peer Group source: SNL Financial
*WSBC on a Core Basis, See non-GAAP measures for additional information relating to the calculation of this item.

8

Performance Comparison vs. Peer Group
Efficiency Ratio



Peer Group source: SNL Financial

Organic Growth Opportunities

WesBanco
By all accounts, better.

Expanding Franchise in Contiguous Markets



Adrian
Ashtabula
Warren
Pearl Beach
Toledo
Mentor
Meadville
Sandusky
Cleveland
Bowling Green
Howland Corners
Warsaw
Elyria
Parma
Clarion
Norwalk
Akron
Youngstown
Fort Wayne
Findlay
Barberton
Ossian
Bucyrus
Mansfield
Canton
Lima
Marion
Indiana
Celina
New Philadelphia
Sidney
Mount Vernon
Coshocton
Bethel Park
Muncie
Piqua
Wheeling
Zanesville
Trotwood
Dayton
Kettering
New Martinsville
Morgantown
Lancaster
Fairmont
Hamilton
Chillicothe
Athens
Keyser
Parkersburg
Clarksburg
Jackson
Elkins
Madison
Buckhannon
Ripley
Portsmouth
Maysville
Glade View
Charleston
Louisville
Frankfort
Morehead
Staunton
Lexington
Fort Knox
Guyan Terrace
Elizabethtown
Richmond
Malaga
Beckley
Lewisburg
South River
Pikeville
Campbellsville
Burning Springs
Blacksburg
Roanoke
Somerset
Daniel Boone
Green
bing
© 2014 Nokia © 2014 Microsoft Corporation

WesBanco Inc.
120 Branches

ESB Financial Corp.
23 Branches

WesBanco
By all accounts, better.

Wealth Management Capabilities and Growth Trends

❖ $3.9B of trust assets under management/custody; over $200 million in private banking assets.

❖ Over 5,000 trust and 1,100 private banking relationships.

❖ Combined Trust, Securities Brokerage and Private Banking under one executive team.

❖ 10 locations in WV, OH & PA.

❖ Improving performance as asset values have grown.

❖ Shale related opportunities.

❖ Product capabilities:
  ➢ Trust and Investment management
  ➢ WesMark Funds
  ➢ Estate planning
  ➢ Financial planning
  ➢ Securities sales
  ➢ Retirement planning
  ➢ Insurance – personal and commercial lines, title and health insurance.
  ➢ Private client services.



*Annualized

WesBanco
By all accounts, better.

Increased Productivity, Improvement & Enhancement of the Commercial Team

- ❖ Dedicated C&I and Business Banking teams in our urban markets with dedicated management.

- ❖ New product capabilities in SWAP, Treasury Management and Government leasing.

- ❖ Realignment of resources from lower growth to higher growth markets.

- ❖ Loan portfolio and fee income per RM has increased over the past 5 years.

- ❖ ROE based pricing models used.

- ❖ Improved alignment between all commercial business lines; single point of leadership.

WesBanco
By all accounts, better.

Retail Sales/Service Distribution Strategies

- ❖ All financial centers within 4 hour drive of headquarters, efficient and tight network distribution (talent/marketing). Centralized Wheeling-based back office support functions.

- ❖ Installation of instant issue debit card machines in all branches. Electronic banking fees now exceed monthly NSF/OD income.

- ❖ Licensed Banker Platform produced over $101 million in securities sales in 2014 for almost $3 million in gross revenue.

- ❖ $131 million in Business Banking loans produced during 2014.

- ❖ Full integration of CRM system to ensure relationship building and referrals between business partners.

- ❖ Financial center optimization underway to include technology deployments and an omni-channel distribution model. Over the past 5 years; closed 7 offices, downsized 3 others and opened 3 new offices in more attractive markets.

- ❖ Installation of TCR machines in branches has reduced FTE count by 75 since 2013.

- ❖ Full suite of treasury management products – adding international services, enhancing wire and lockbox capabilities.

WesBanco
By all accounts, better.

Electronic Banking Capabilities

- ❖ Full suite of E-Services
  - ➢ Internet banking – Retail and Commercial
    - ➢ Mobile Application – Alerts/text
    - ➢ Mobile Deposits
    - ➢ TM Services
    - ➢ Bill Pay
- ❖ Payment via Debit Cards
  - ➢ Retail
  - ➢ Business
  - ➢ Private Banking
  - ➢ Instant Issue
  - ➢ Working towards E.M.V.
  - ➢ Partnering with Apple Pay
- ❖ Business Remote Capture

WesBanco
By all accounts, better.

Electronic Banking Productivity Trends
Items Processed / Debit Card Transactions



WesBanco
By all accounts, better.

Internet / Mobile
User Trends



WesBanco
By all accounts, better.

Loan Category Growth



% Loan Growth since 2011

Legend: Comm. RE, C&I, Res RE, HE Lines, Consumer

Net Cumulative Change in Loan, Deposit, and Capital Balances ($ millions)



2/10/15 acquisition of ESB Financial.
11/30/12 acquisition of Fidelity Bancorp.

Diversified Operating Non-interest Income*



Gain Mort. Loan Sales
Other Inc.
Insurance
Securities brokerage
Trust
Service charges & Fees
($MM)
$60.2
$62.6
$68.7
$68.6
$73.2
2011
2012
2013
2014
3/31/2015
Annualized

- Non-interest income contributed 25% of net revenue YTD 2015.
- Non-bank offerings (trust, insurance, securities) contributed $9.0 million to YTD 2015 revenue.
- Securities brokerage revenue has increased 12.6% YTD 2015.
- Trust fees have increased 7.2% YTD 2015.
- 1Q'15 included a $376 thousand gain in BOLI income due to mortality payouts.

* Operating non-interest income excludes G/L on securities and G/L on sale of OREO property. See non-GAAP measures for additional information.

WesBanco
By all accounts, better.

Risk Management Update

❖ **Preparing for $10 billion Dodd-Frank threshold.**
  - ❖ A schedule of key regulatory requirements that are applicable at the $10 billion mark has been developed and management is tracking progress and providing updates to the Board of Directors.
  - ❖ Staffing analysis, talent reviews and technology assessments are being completed to further organization readiness.

❖ **Internal project management office (PMO).**
  - ❖ Ensures projects effectiveness and overall timeliness.
  - ❖ Adherence to defined scope, resources, budget, and mitigation practices.
  - ❖ Project advisory and governance groups for management/board reporting.

❖ **Stress testing**
  - ❖ Conducted similar to the Comprehensive Capital Analysis and Review (CCAR) consistent with our size/complexity.
  - ❖ Includes liquidity and loan portfolio stress testing.
  - ❖ Reviewed annually with senior management, board and regulators.

❖ **Enhancing an already strong compliance management system**
  - ❖ Ongoing assessment of consumer compliance and BSA/AML related risk and regulator expectations to strengthen overall compliance practices.
  - ❖ Over next two years, expecting to add 6-10 FTE's to compliance overall.

WesBanco
By all accounts, better.

Information Technology Capabilities

❖ Scalable technology infrastructure permitting organic and acquisition related growth without significant additional investment.

❖ Use technology to reduce travel cost and enhance communication through video conferencing capabilities across expanding footprint.

❖ Reduced communication cost by 43% from 2013 through implementation of company-wide modernization of the communication infrastructure, upgrade of corporate phone systems and complete installation of thin-client technology with elimination of all desktop/laptop computers.

❖ Participate/contribute to global information security forums/councils. Collaboration with peers to protect common interest of secure financial industry along with protection of customers' information.

WesBanco
By all accounts, better.

M & A Advantages

- **History of successful acquisitions which have provided improved earnings.**
- **WesBanco is focused on targeted M & A opportunities in existing markets and new higher-growth metro areas within a 5 hour driving radius.**
- **Ability to execute merger transactions quickly (Fidelity and ESB mergers completed within 3-4 months).**
- **Adequate capital and liquidity to close deals.**
- **Experienced senior management, IT platform and back office know-how helps to complete deals quickly while obtaining efficiencies.**

WesBanco
By all accounts, better.

M & A Advantages (con't.)

❖ **Currency valuation provides upside for seller's shareholders.**

❖ **Community bank look and feel.**

❖ **Long-term focus on shareholder returns.**

❖ **Our total return has exceeded the S&P 500 index total return over the last 38 years.**

WesBanco
By all accounts, better.

Acquisition of ESB Makes WSBC
Top 10 Player in Pittsburgh MSA

	WesBanco Deposit Market Share Over Time in the Pittsburgh MSA				
Rank	Institution	Branches	Deposits ($MM)	Market Share	
1	PNC Financial Services Group	152	49,740	50.6%	
2	Royal Bank of Scotland Group	129	7,505	7.6%	
3	F.N.B. Corp.	86	4,030	4.1%	
4	Dollar Bank FSB	37	3,656	3.7%	
5	First Niagara Financial Group	59	2,752	2.8%	
6	Huntington Bancshares Inc.	38	2,487	2.5%	
7	First Commonwealth Financial	61	2,400	2.4%	
8	TriState Capital Holdings Inc.	2	2,274	2.3%	
9	S&T Bancorp Inc.	26	1,735	1.8%	
10	WesBanco (post acquisition of ESB)	35[1]	1,478	1.5%	2015
...					
13	WesBanco (post acquisition of Fidelity)	15	556	0.6%	2013
...					
39	WesBanco (without Fidelity or ESB)	2	81	0.1%	2012

➢ Pittsburgh expansion is key is to WesBanco's continued transformation

➢ Pittsburgh is the 2nd largest MSA in Pennsylvania and serves as an engine of loan growth for WesBanco

   ➢ Current loans to deposits in Pittsburgh / Western PA of 103% [2]

➢ With ESB, WesBanco can leverage greater footprint to substantially grow franchise in Pittsburgh

➢ Revenue opportunity from fee income businesses including trust and wealth management overlay not factored in current analysis

Deposit market share excludes Bank of New York Mellon, whose 5 market branches are oriented to wealth management and private banking.

1. 38 branches in Western PA, 3 of which are outside Pittsburgh MSA.
2. Deposits / Market share are proforma as of 6/30/14.

Source: SNL Financial

WesBanco
By all accounts, better.

Financial Information

WesBanco
By all accounts, better.

Net Interest Margin


NIM
Yield on Earning Assets
Cost of Funds
1Q'13
3.64%
4.31%
0.81%
2Q'13
3.56%
4.20%
0.77%
3Q'13
3.52%
4.13%
0.73%
4Q'13
3.58%
4.09%
0.63%
1Q'14
3.63%
4.08%
0.56%
2Q'14
3.64%
4.06%
0.52%
3Q'14
3.58%
3.98%
0.51%
4Q'14
3.60%
3.96%
0.47%
1Q'15
3.59%
3.93%
0.43%

WesBanco
By all accounts, better.

Summary – Capital Ratios



*See non-GAAP financial measures for additional information relating to the calculation of this ratio.

28

WesBanco
By all accounts, better.

Securities Portfolio – Quality & Liquidity

Securities = $2.4 B
~29.1% of total assets



US Govt. Agencies 3.4%

Municipals, 29.4%

Agency Mortgage-Backed & CMOs, 58.8%

Equities & Others, 8.4%

- ❖ **Average tax-equivalent portfolio yield of 2.76%.**
- ❖ **WAL approx. 4.4 years; modified duration 4.0%.**
- ❖ **Over 53% unpledged.**
- ❖ **Net unrealized AFS securities gains of $12.1 million at 3/31/15; total net unrealized portfolio gain with HTM of $41.1 million.**

WesBanco
By all accounts, better.

Diversified Loan Portfolio
3/31/15

Total Loans = $4.9 B

Comm. & Ind., 14.5%
LHFS, 0.1%
Consumer, 7.5%
HELOC, 7.4%
Res. Real Estate, 25.5%
Comm. Real Estate, 45.0%

Comm. Real Estate = $2.2 B







Const & Dev. 13.1%
Investor-owned 63.7%
Owner-occupied 23.2%

WesBanco
By all accounts, better.

Reduction in NPA's and C&C Loans



Allowance Coverage



32

By all accounts, better.

Interest Rate Sensitivity

Immediate Change in Interest Rates	% Change in Net Interest Income from Base Over One Year	
	March 31, 2015	December 31, 2014
Up 1% Rate Shock	+1.8%	+1.9%
Up 2% Rate Shock	+1.9%	+2.1%
Up 3% Rate Shock	+0.9%	+0.9%
Up 2% Rate Ramp	+2.0%	+1.9%
Down 1% Rate Shock	-2.4%	-1.8%
EVE Up 2% Rate Shock *	2.6%	6.0%
EVE Down 1% Rate Shock *	-3.6%	-11.0%

* EVE – economic value of equity, which is defined as the market value of
equity in various increasing and decreasing rate scenarios.

WesBanco
By all accounts, better.

Stock Price and Dividend Information

WesBanco
By all accounts, better.

Dividends Per Share



December 2014 Dividend Payout Ratio = 36.82% as of 12/31/14

64.3% increase over past 4 ½ years

WesBanco dividend yield is 2.88% compared to SNL Banks $5B-10B peer group of 2.30%.

WesBanco
By all accounts, better.

Investment Rationale

- ❖ Strong regulatory capital.
- ❖ Proven acquisition-oriented growth strategy.
- ❖ Liquidity to fund additional lending capacity.
- ❖ Asset quality compares favorably with regional and national peers.
- ❖ Diversity of earnings stream.
- ❖ Potential upside market appreciation due to lower than peer P/E ratio.

WesBanco
By all accounts, better.

Appendix

Non-GAAP Financial Measures
Core Operating Net Income & EPS

($ in thousands except earnings per share amounts)	3 months ended 3/31/14	3 months ended 3/31/15
Net income	$ 16,421	$ 13,887
Plus: Restructuring and merger-related expense (net of tax)	0	6,326
Core operating net income	$ 16,421	$ 20,213
Average common shares - diluted	29,262,680	34,478,335
Core operating earnings per common share - diluted	$ 0.56	$ 0.59

Non-GAAP Financial Measures
Core Operating Efficiency Ratio

($ in thousands)	3 months ended 3/31/14	3 months ended 3/31/15
Non-interest expense	$ 40,095	$ 53,441
Less: restructuring and merger related expense	(0)	(9,733)
Less: amortization of intangibles	(495)	(566)
Non-interest expense excluding restructuring and merger related expense	$ 39,600	$ 43,142
Net interest income (on a fully taxable equivalent basis)	$ 49,148	$ 56,857
Non-interest income	17,049	18,190
Less: Securities gains/losses	(10)	(22)
Total income	$66,187	$ 75,025
Non-interest expense / total income (efficiency ratio)	59.83%	57.50%

Non-GAAP Financial Measures
Efficiency Ratio

($ in thousands)

	2010	2011	2012	2013	2014
Non-interest expense	$ 141,152	$ 140,295	$ 150,120	$ 160,998	$ 161,633
Less: restructuring and merger related expense	(175)		(3,888)	(1,310)	(1,309)
Non-interest expense excluding restructuring and merger related expense	140,977	140,295	146,232	159,688	160,324
Net interest income (on a fully taxable equivalent basis)	172,235	175,885	175,027	192,556	200,545
Non-interest income	59,599	59,888	64,775	69,285	68,504
Total income	231,834	235,773	239,802	261,841	269,049
Non-interest expense / total income (efficiency ratio)	60.81%	59.50%	60.98%	60.99%	59.59%

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Tangible equity to tangible assets

($ in thousands)	2010	2011	2012	2013	2014
Total shareholder's equity	$ 606,863	$ 633,790	$ 714,184	$ 746,595	$ 788,190
Less: goodwill & other intangible assets, net of def. tax liabilities	(281,534)	(279,967)	(320,399)	(318,161)	(316,914)
Tangible equity	$ 325,329	$ 353,823	$ 393,785	$ 428,434	$ 471,276
Total assets	$5,361,458	$5,536,030	$6,078,717	$6,144,773	$6,296,565
Less: goodwill & other intangible assets, net of def. tax liabilities	(281,534)	(279,967)	(320,399)	(318,161)	(316,914)
Tangible assets	$5,079,924	$5,256,063	$5,758,318	$5,826,612	$5,979,651
Tangible equity to tangible assets	6.40%	6.73%	6.84%	7.35%	7.88%

Non-GAAP Financial Measures
Tangible equity to tangible assets

($ in thousands)	1Q'14	2Q'14	3Q'14	4Q'14	1Q'15
Total shareholder's equity	$ 761,117	$ 778,625	$ 788,784	$ 788,190	$ 1,091,384
Less: goodwill & other intangible assets, net of def. tax liabilities	(317,840)	(317,527)	(317,217)	(316,914)	(488,911)
Tangible equity	$ 443,277	$ 461,098	$ 471,567	$ 471,276	$ 602,473
Total assets	$6,237,577	$6,277,020	$6,278,494	$6,296,565	$8,233,279
Less: goodwill & other intangible assets, net of def. tax liabilities	(317,840)	(317,527)	(317,217)	(316,914)	(488,911)
Tangible assets	$5,919,737	$5,959,493	$5,961,277	$5,979,651	$7,744,368
Tangible equity to tangible assets	7.49%	7.74%	7.91%	7.88%	7.78%

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Net Operating non-interest income

($ in thousands)

	2011	**2012**	**2013**	**2014**	**2015***
Non-interest income	$ 59,888	$ 64,775	$ 69,285	$ 68,504	$ 73,771
Less: Net securities gains	963	2,463	684	903	89
Less: net gains/losses on other real estate owned and other assets	(1,290)	(305)	(81)	(1,006)	495
Net operating non-interest income	$ 60,215	$ 62,617	$ 68,682	$ 68,607	$ 73,187

*Annualized

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Core Operating Return on Average Tangible Assets

($ in thousands)

	3/31/14 QTD	3/31/15 QTD
Net income	$ 66,596	$ 56,319
Plus: amortization of intangibles* (tax effected at 35%)	1,305	1,491
Plus: merger related items (tax effected at 35%)	0	25,655
Net income before amortization of intangibles*	$ 67,901	$ 83,465
Average assets	$6,186,498	$7,531,095
Less: average goodwill & other intangibles, net of def. tax liabilities	(317,996)	(412,454)
Average tangible assets	$5,868,502	$7,118,641
Return on average tangible assets	1.16%	1.17%

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Core Operating Return on Average Tangible Equity

($ in thousands)

	3/31/14 QTD	3/31/15 QTD
Net income	$ 66,596	$ 56,319
Plus: amortization of intangibles* (tax effected at 35%)	1,305	1,491
Plus: merger related items (tax effected at 35%)	0	25,655
Net income before amortization of intangibles*	$ 67,901	$ 83,465
Average total shareholders' equity	$ 758,841	$ 956,836
Less: average goodwill & other intangibles, net of def. tax liabilities	(317,996)	(412,454)
Average tangible equity	$ 440,845	$ 544,382
Return on average tangible equity	15.40%	15.33%

Non-GAAP Financial Measures
Core Operating Return on Average Tangible Equity

($ in thousands)

	__2011__	__2012__	__2013__	__2014__	__1Q'15__
Net income	$ 43,809	$ 49,544	$ 63,925	$ 69,974	$ 56,320
Plus: amortization of intangibles* (tax effected at 35%)	1,566	1,398	1,487	1,248	1,492
Plus: merger related items (tax effected at 35%)	0	2,527	852	851	25,655
Net income before amortization of intangibles*	45,375	53,469	66,264	72,073	83,467
Average total shareholders' equity	625,061	656,684	733,249	780,423	956,836
Less: average goodwill & other intangibles, net of def. tax liabilities	(280,718)	(281,326)	(318,913)	(317,523)	(412,586)
Average tangible equity	344,343	375,358	414,336	462,900	544,250
Return on average tangible equity	**13.18%**	**14.24%**	**15.99%**	**15.57%**	**15.33%**

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Return on Average Tangible Equity

($ in thousands)

	2010	2011	2012	2013	2014
Net income	$ 35,611	$ 43,809	$ 49,544	$ 63,925	$ 69,974
Plus: amortization of intangibles* (tax effected at 35%)	1,774	1,566	1,398	1,487	1,248
Net income before amortization of intangibles*	37,385	45,375	50,942	65,412	71,222
Average total shareholders' equity	605,742	625,061	656,684	733,249	780,423
Less: average goodwill & other intangibles, net of def. tax liabilities	(282,389)	(280,718)	(281,326)	(318,913)	(317,523)
Average tangible equity	323,353	344,343	375,358	414,336	462,900
Return on average tangible equity	**11.56%**	**13.18%**	**13.57%**	**15.79%**	**15.39%**

WesBanco
By all accounts, better.

Non-GAAP Financial Measures
Core Operating Return on Average Tangible Assets

($ in thousands)

	2011	2012	2013	2014	1Q'15
Net income	$ 43,809	$ 49,544	$ 63,925	$ 69,974	$ 56,320
Plus: amortization of intangibles* (tax effected at 35%)	1,566	1,398	1,487	1,248	1,492
Plus: merger related items (tax effected at 35%)	0	2,527	852	851	25,655
Net income before amortization of intangibles*	45,375	53,469	66,264	72,073	83,467
Average total assets	5,440,243	5,606,386	6,109,311	6,253,253	7,531,095
Less: average goodwill & other intangibles, net of def. tax liabilities	(280,718)	(281,326)	(318,913)	(317,523)	(412,586)
Average tangible assets	5,159,525	5,325,060	5,790,398	5,935,730	7,118,509
Return on average tangible assets	**0.84%**	**1.00%**	**1.14%**	**1.21%**	**1.17%**

WesBanco
By all accounts, better.

